Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 21 DATED MAY 29, 2014 TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, Supplement No. 16 dated April 23, 2014, Supplement No. 17 dated May 9, 2014, Supplement No. 18 dated May 13, 2014, Supplement No. 19 dated May 16, 2014 and Supplement No. 20 dated May 21, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock; and

(2)	an amendment to and an increase in our KeyBank Credit Facility.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 168,750,000 shares in a primary offering and up to 6,250,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of May 27, 2014, we had accepted investors’ subscriptions for and issued 149,457,291 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $1,486,399,164. As of May 27, 2014, we had 25,542,709 shares of our common stock remaining in our Offering.

Pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, our Offering has been extended until the earlier of (i) June 6, 2014; (ii) the date on which the maximum offering has been sold; or (iii) the effective date of the registration statement for our follow-on offering.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies—Entry into a Line of Credit Facility” section beginning on page 120 of the prospectus.

On May 28, 2014, Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, and certain of our subsidiaries amended certain agreements related to the KeyBank Credit Facility (the “KeyBank Credit Facility Amendment”) to include American Momentum Bank (“American Momentum”), RBS Citizens, N.A. (“RBS Bank”), and United Community Bank (“United Community”) as lenders under the KeyBank Credit Facility and to increase the maximum principal amount available thereunder from $225,000,000 to an aggregate of up to $365,000,000, consisting of a $290,000,000 revolving line of credit, with a maturity date of May 28, 2017, subject to CVOP’s right to a 12-month extension, and a $75,000,000 term loan, with a maturity date of May 28, 2018, subject to CVOP’s right to a 12-month extension. The new and existing lenders agreed to make the loans on an unsecured basis (previously all loans were secured by a perfected first priority lien and security interest on the mortgaged properties). Subject to certain conditions, the KeyBank Credit Facility can be increased to $500,000,000.

In connection with the KeyBank Credit Facility Amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at CVOP’s option, either (a) the London Interbank Offered Rate, plus an applicable margin ranging from 1.75% to 2.25% (the margin rate was previously set at a range from 2.25% to 3.00%), which is determined based on the overall leverage of CVOP; or (b) a base rate, which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 0.75% to 1.25% (the margin rate was previously set at a range from 1.00% to 1.75%), which is determined based on the overall leverage of CVOP. Additionally, the requirement to pay a fee on the unused portion of the lenders’

commitments under the KeyBank Credit Facility was reduced from 0.30% per annum to 0.25% per annum if the average daily amount outstanding balance under the KeyBank Credit Facility is less than 50% of the lenders’ commitments, and from 0.20% per annum to 0.15% per annum if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50% of the lenders’ commitments. The unused fee is payable quarterly in arrears.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. The unencumbered pool availability under the KeyBank Credit Facility is equal to the maximum principal amount of the value of the assets that are included in the unencumbered pool. As of May 28, 2014, the unencumbered pool availability under the KeyBank Credit Facility was $200,697,000. As of May 28, 2014, we (through CVOP) had drawn down an aggregate of $75,000,000 under the term loan of the KeyBank Credit Facility and had approximately $125,697,000 remaining available under the revolving line of credit.

The KeyBank Credit Facility agreement, as amended by the KeyBank Credit Facility Amendment, contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that are included in the unencumbered pool for the KeyBank Credit Facility in the event of a default. The KeyBank Credit Facility agreement, as amended by the KeyBank Credit Facility Amendment, also imposes the following financial covenants: (i) a minimum ratio of operating cash flow to fixed charges; (ii) a maximum ratio of liabilities to asset value; (iii) a maximum daily distribution covenant; (iv) a minimum number of unencumbered pool properties in the unencumbered pool; (v) a minimum tangible net worth; and (vi) a minimum unencumbered pool actual debt service coverage ratio. In addition, the KeyBank Credit Facility agreement, as amended by the KeyBank Credit Facility Amendment, includes events of default that are customary for credit facilities and transactions of this type. We believe we were in compliance with all financial covenant requirements at May 28, 2014.

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